CATLIN

File Number: 82-34808

CATLIN GROUP LIMITED

Cumberland House, 6th Floor,
1 Victoria Street, Hamilton,
Bermuda HM 11

P.O. Box HM 1287
Hamilton HMFX
Bermuda

Telephone (441) 296-0060
Fax (441) 296-6016
www.catlin.com

14 September 2005

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Washington, DC 20549
USA

Re: Catlin Group Limited, Rule 12g3-2(b) Exemption, File No. 82-34808

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Catlin Group Limited, Rule 12g3-2(b) File No. 82-34808, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

INDEX

Announcement	Date
REG-Catlin Group Limited Holding(s) in Company	14/09/2005
REG-Catlin Group Limited Dividend Declaration	12/09/2005
REG-Catlin Group Limited Interim Results - Part 1	12/09/2005
REG-Catlin Group Limited Interim Results - Part 2	12/09/2005
REG-Catlin Group Limited Holding(s) in Company	06/09/2005

Yours faithfully,

Krupali Patel

REG-Catlin Group Limited Holding(s) in Company
Released: 06/09/2005

RNS Number:9179Q
Catlin Group Limited
06 September 2005

Catlin Group Limited

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company:

Catlin Group Limited

2. Name of shareholder having a major interest:

FMR Corp, Fidelity International Limited, Edward C Johnson 3d

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FMR Corp and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries both being non-beneficial holders

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

586,834	FII	Bank of New York Europe London Total
117,200	FII	JP Morgan, Bournemouth Total
15,500	FIJ	Brown Brothers Harriman and Co Total
41,500	FIL	BNP Paribas, Paris (C) Total
439,452	FIL	Brown Bros Harrimn Ltd Lux Total
89,500	FIL	HSBC Bank plc Total
280,200	FIL	JP Morgan, Bournemouth Total
32,000	FIL	Northern Trust London Total
3,586,072	FISL	JP Morgan, Bournemouth Total
4,000	FMRCO	JP Morgan Chase Bank Total
25,946	FMRCO	State Street Bank and Trust Co Total
121,500	FPM	Bank of New York Brussels Total
40,511	FPM	BNP Paribas Frankfurt Total
339,112	FPM	HSBC Bank plc Total
744,841	FPM	JP Morgan, Bournemouth Total
842,356	FPM	Northern Trust London Total
953,619	FPM	State Street Bank and Trust Co London (S Total)
8,260,143		Grand Total Common Shares

5. Number of shares / amount of stock acquired:

N/A

6. Percentage of issued class :

N/A

7. Number of shares / amount of stock disposed:

N/A

8. Percentage of issued class:

N/A

9. Class of security:

Common shares

10. Date of transaction:

N/A

11. Date company informed:

6 September 2005

12. Total holding following this notification:

8,260,143

13. Total percentage holding of issued class following this notification:

5.30%

14. Any additional information:

15. Name of contact and telephone number for queries:

William Spurgin, 020 7458 5726

16. Name and signature of authorised company official responsible for making this notification:

William Spurgin, Head of Investor Relations
Date of notification: 6 September 2005

END
HOLUNUNRVARKRAR

REG-Catlin Group Limited Interim Results - Part 2
Released: 12/09/2005

RNS Number:1163R
Catlin Group Limited
Part 2 : For preceding part double-click [nRNSL1163R]

Payment of PIK dividend	4	-	(4)	-	-	-
Redesignation of preference shares	50	(50)	-	-	-	-
19-1 bonus issue	1,167	-	(1,167)	-	-	-
Global offer	312	-	182,092	-	-	182,404
Stock compensation expense	-	-	970	-	-	970
Balance 30 June 2004	$1,541	-	$715,167	$202,555	$(6,012)	$913,251
Balance 1 January 2005	$1,541	$-	$716,649	$248,841	$4,156	$971,187
Comprehensive income:						
Net income	-	-	-	111,175	-	111,175
Other comprehensive income	-	-	-	-	(3,591)	(3,591)
Total comprehensive income	-	-	-	111,175	(3,591)	107,584
Stock compensation expense	-	-	2,096	-	-	2,096
Stock options and warrants exercised	17	-	(17)	-	-	-
Dividends paid	-	-	-	(23,480)	-	(23,480)
Deferred compensation obligation	-	-	347	(347)	-	-
Balance 30 June 2005	$1,558	$-	$719,075	$336,189	$565	$1,057,387

The accompanying notes are an integral part of the consolidated financial statements.

Catlin Group Limited
Consolidated Statements of Cash Flows (unaudited)
For the Six Months Ended 30 June 2005 and 2004
(US dollars in thousands, except share amounts)

	2005	2004
Cash flows provided by operating activities		
Net income	$111,175	$95,846
Adjustments to reconcile net income to net cash provided by operations:		
Amortisation and depreciation	4,949	5,126
Amortisation of discounts of fixed maturities	(4,708)	(955)
Net realised (gains) on investments	(1,339)	(1,224)
Unpaid losses and loss expenses	109,569	112,902
Unearned premiums	100,937	296,655
Premiums and other receivables	(46,761)	(251,791)
Deferred acquisition costs	(9,119)	(54,290)
Reinsurance payable	104,449	65,970
Reinsurance recoverable	9,145	35,977
Reinsurers' share of unearned premiums	(58,081)	(52,591)
Deposit with reinsurer	36,008	33,864
Deferred gain	(11,844)	(10,811)
Accounts payable and other liabilities	(5,184)	35,210
Deferred tax	15,150	3,048
Other	(51,809)	(14,953)
Net cash flows provided by operating activities	302,537	297,983
Cash flows used in investing activities		
Purchases of fixed maturities	(951,914)	(601,327)
Purchases of short-term investments	(190,115)	(494,193)
Proceeds from sales of fixed maturities	806,985	247,606
Proceeds from maturities of fixed maturities	50,487	26,346
Proceeds from sales of short-term investments	311,798	600,118
Purchase of intangible assets	-	(346)
Purchases of property and equipment	(3,841)	(6,893)
Proceeds from sales of property and equipment	6	1
Net cash flows provided by/(used in) investing activities	23,406	(228,688)

The accompanying notes are an integral part of the consolidated financial statements.

Catlin Group Limited
Consolidated Statements of Cash Flows (unaudited)
For the Six Months Ended 30 June 2005 and 2004
(US dollars in thousands, except share amounts)

	2005	2004
Cash flows provided by financing activities		
Proceeds from issue of common shares	$-	$182,404
Dividends paid on common shares	(23,425)	-
Proceeds from exercise of stock options	-	-
Proceeds from notes payable	100	100
Repayment of notes payable	(100)	(100)
Proceeds from short-term debt	-	552
Repayment of short-term debt	-	(119)
Net cash flows (used in)/provided by financing activities	(23,425)	182,837
Net increase in cash and cash equivalents	302,518	252,132
Cash and cash equivalents - beginning of period	354,608	325,667
Effect of exchange rate changes	(32,883)	1,462
Cash and cash equivalents - end of period	$624,243	$579,261
Supplemental cash flow information		
Taxes paid	$3	$105

Interest paid	$702	$298

Cash and cash equivalents comprise the following:		
Cash at bank and in hand	$615,656	$568,067
Cash equivalents	$8,587	$11,194

The accompanying notes are an integral part of the consolidated financial statements.

Catlin Group Limited
Notes to the Consolidated Financial Statements (unaudited)
For the Six Months Ended 30 June 2005 and 2004
(US dollars in thousands, except share amounts)

1 Basis of preparation

The unaudited interim consolidated financial statements have been prepared in accordance with the accounting policies set out in the consolidated financial statements for the year ended 31 December 2004.

During the first half of 2005, the Group reassessed its estimate of the useful life of syndicate capacity purchased during 2002 and determined that it was indefinite. As a result, the Group has ceased amortising this intangible asset and instead it will be tested at least annually for impairment. This change in accounting estimate will be applied prospectively.

The effect of this change in accounting estimate on current period administrative expenses, income before income tax expense and net income, as well as on basic and diluted earnings per share, is presented below.

	Before change in accounting estimate	Effect of change in accounting estimate	As reported
Administrative expenses	$42,882	$(1,914)	$40,968
Income before income tax expense	124,421	1,914	126,335
Income tax expense	(14,929)	(231)	(15,160)
Net income	$109,492	$1,683	$111,175
Earnings per common share			
Basic	$0.71	$0.01	$0.72
Diluted	$0.65	$0.01	$0.66

2 Segmental information

Beginning with this 2005 Interim Statement, the Group has adjusted its segmental reporting method to respond to changes in the operational management and reporting of the Group. The Group will now report four segments aligned to its three operating platforms as follows: Catlin Syndicate Direct, Catlin Syndicate Reinsurance, Catlin UK and Catlin Bermuda. The former segments Lloyd's Direct and Lloyd's Reinsurance have been renamed as Catlin Syndicate Direct and Catlin Syndicate Reinsurance, respectively. The former segments Corporate Direct and Corporate Reinsurance were each a combination of business written by Catlin UK and Catlin Bermuda. Comparative segmental information for the six months ended 30 June 2004 has been reclassified to conform to this new presentation.

For the six months ended 30 June 2005 and 2004, these segments correspond to the location of where the business was written, with Catlin Syndicate Direct, Catlin Syndicate Reinsurance and Catlin UK business being written in the UK and Catlin Bermuda business being written in Bermuda.

Net income before tax by operating segment before intra-Group reinsurance eliminations for the six months ended 30 June 2005 is as follows:

Catlin Catlin

	Syndicate Direct	Syndicate Reinsurance	Catlin Bermuda	Catlin UK	Intra-Group	Total
Gross premiums written	$379,035	$187,848	$290,455	$115,237	$(190,836)	$781,739
Reinsurance premiums ceded	(185,015)	(88,319)	(6,580)	(33,966)	190,836	(123,044)
Net premiums written	194,020	99,529	283,875	81,271	-	658,695
Net premiums earned	282,136	95,419	156,018	93,513	-	627,086
Losses and loss expenses	(134,607)	(38,729)	(78,414)	(53,523)	-	(305,273)
Policy acquisition costs	(93,092)	(31,141)	(25,010)	(19,340)	9,035	(159,548)
Administrative expenses	(18,432)	(6,234)	(10,193)	(6,109)	-	(40,968)
Other expenses	(1,284)	(434)	(710)	(426)	(9,035)	(11,889)
Net underwriting result	34,721	18,881	41,691	14,115	-	109,408
Net investment income and net realised gains on investments	17,181	5,811	9,501	5,695	-	38,188
Net realised losses on foreign currency exchange	(9,694)	(3,278)	(5,360)	(3,213)	-	(21,545)
Other income	128	43	71	42	-	284
Income before income tax expense	$42,336	$21,457	$45,903	$16,639	$-	$126,335
Total revenue	$289,751	$97,995	$160,230	$96,037	$-	$644,013

Net income before tax by operating segment before intra-Group reinsurance eliminations for the six months ended 30 June 2004 is as follows:

	Catlin Syndicate Direct	Catlin Syndicate Reinsurance	Catlin Bermuda	Catlin UK	Intra-Group	Total
Gross premiums written	$557,725	$180,561	$172,146	$83,620	$(58,752)	$935,300
Reinsurance premiums ceded	(149,539)	(22,527)	(5,013)	(21,631)	58,752	(139,958)
Net premiums written	408,186	158,034	167,133	61,989	-	795,342
Net premiums earned	323,958	86,540	124,347	13,385	-	548,230
Losses and loss expenses	(166,503)	(29,448)	(60,635)	(9,518)	-	(266,104)
Policy acquisition costs	(105,452)	(21,012)	(17,953)	(5,874)	7,433	(142,858)
Administrative expenses	(16,728)	(4,469)	(6,421)	(691)	-	(28,309)
Other expenses	(4,662)	(1,245)	(1,789)	(193)	(7,433)	(15,322)

Net underwriting result	30,613	30,366	37,549	(2,891)	-	95,637
Net investment income and net realised gains on investments	11,871	3,171	4,556	492	-	20,090
Net realised losses on foreign currency exchange	(1,867)	(499)	(717)	(77)	-	(3,160)
Other income	35	9	14	2	-	60
Income before income tax expense	$40,652	$33,047	$41,402	$(2,474)	$-	$112,627
Total revenue	$333,997	$89,221	$128,200	$13,802	$-	$565,220

Total revenue is the total of net premiums written, net investment income and net realised gain/(loss) on investments, net realised gain/(loss) on foreign currency exchange, and other income.

Total assets by segment as at 30 June 2005 and 2004 are as follows:

	2005	2004
Catlin Syndicate Direct	$2,004,628	$1,848,334
Catlin Syndicate Reinsurance	667,666	443,172
Catlin Bermuda	1,636,097	1,269,719
Catlin UK	505,641	203,035
Other	837,062	866,949
Consolidation adjustments	(2,083,146)	(1,437,901)
Total assets	$3,567,948	$3,193,308

'Other' in the table above includes assets such as investments in Group companies which are not allocated to individual segments.

3 Investments

Fixed maturities

The fair values and amortised costs of fixed maturities at 30 June 2005 and 2004 are as follows:

	2005		2004	
	Fair value	Amortised cost	Fair value	Amortised cost
US government and agencies	$765,592	$757,448	$511,466	$510,603
Non-US governments	201,094	200,375	41,412	41,538
Corporate securities	304,025	306,355	273,679	275,397
Asset-backed securities	260,939	261,739	252,572	253,321
Total fixed maturities	$1,531,650	$1,525,917	$1,079,129	$1,080,859

The gross unrealised gains and losses related to fixed maturities at 30 June 2005 and 2004 are as follows:

	2005		2004	
	Gross unrealised gains	Gross unrealised losses	Gross unrealised gains	Gross unrealised losses
US government and agencies	$9,427	$1,283	$2,970	$2,107

Non-US governments	1,472	753	16	142
Corporate securities	239	2,569	224	1,942
Asset-backed securities	202	1,002	129	878
Total fixed maturities	$11,340	$5,607	$3,339	$5,069

There were no other than temporary declines in the value of investments in the six months to 30 June 2005 or 2004. The net realised gains on fixed maturities for the six months ended 30 June 2005 were $1,254 (2004: $1,116).

Fixed maturities at 30 June 2005, by contractual maturity, are shown below. Expected maturities could differ from contractual maturities because borrowers may have the right to call or prepay obligations, with or without call or prepayment penalties.

	Fair value	Amortised cost
Due in one year	$74,519	$74,944
Due after one through five years	728,232	730,217
Due after five through ten years	418,938	410,812
Due after 10 years	49,022	48,205
	1,270,711	1,264,178
Asset backed securities	260,939	261,739
Total	$1,531,650	$1,525,917

Restricted assets

The Group is required to maintain assets on deposit with various regulatory authorities to support its insurance and reinsurance operations. These requirements are generally promulgated in the statutory regulations of the individual jurisdictions. These funds on deposit are available to settle insurance and reinsurance liabilities. The Group also has investments in segregated portfolios primarily to provide collateral or guarantees for Letters of Credit ('LOC'), as described in Note 6. Finally, the Group also utilises trust funds where the trust funds are set up for the benefit of the ceding companies, and generally take the place of LOC requirements.

The total value of these restricted assets by category at 30 June 2005 and 2004 are as follows:

	2005	2004
Fixed maturities, available for sale	$635,010	$445,409
Short term investments	21,127	37,102
Cash and cash equivalents	136,231	126,462
Total restricted assets	$792,368	$608,973

4 Unpaid losses and loss expenses

The Group establishes reserves for losses and loss adjustment expenses, which are estimates of future payments of reported and unreported claims for losses and related expenses, with respect to insured events that have occurred. The process of establishing reserves continues to be a complex process dealing with uncertainty, and requires the use of informed estimates and judgments. The Group's estimates and judgments may be revised as additional experience and other data become available and are reviewed, as new or improved methodologies are developed or as current laws change. Any such revisions could result in future changes in estimates of losses or reinsurance recoverable, and would be reflected in the Group's results of operations in the period in which the estimates are changed. Management believes they have made a reasonable estimate of the level of reserves at 30 June 2005 and 2004.

The reconciliation of unpaid losses and loss expenses for the six months ended 30 June 2005 and 2004 is as follows:

	2005	2004
Gross unpaid losses and loss expenses, beginning of period	$1,472,819	$962,535
Reinsurance recoverable on unpaid loss and loss expenses	(359,154)	(242,187)
Net unpaid losses and loss expenses, beginning of period	1,113,665	720,348
Net incurred losses and loss expenses for claims related to:		
Current year	308,839	281,934
Prior years	(3,566)	(15,830)
Total incurred losses and loss expenses	305,273	266,104
Net paid losses and loss expenses for claims related to:		
Current year	(11,719)	(22,385)
Prior year	(167,723)	(87,196)
Total paid losses and loss expenses	(179,442)	(109,581)
Foreign exchange adjustment	(46,110)	5,043
Net unpaid losses and loss expenses, end of period	1,193,386	881,914
Reinsurance recoverable on unpaid loss and loss expenses	289,014	203,577
Gross unpaid losses and loss expenses, end of period	$1,482,400	$1,085,491

As a result of the changes in estimates of insured events in prior years, the provision at 30 June 2005 for losses and loss expenses net of reinsurance recoveries decreased by $3,566 (2004: decrease of $15,830).

5 Reinsurance

The Group purchases reinsurance to limit various exposures including catastrophe risks. Although reinsurance agreements contractually obligate the Group's reinsurers to reimburse it for the agreed upon portion of its gross paid losses, they do not discharge the primary liability of the Group. The effect of reinsurance and retrocessional activity on premiums written and earned is as follows:

	2005		2004	
	Premiums written	Premiums earned	Premiums written	Premiums earned
Direct	$501,922	$502,152	$673,830	$481,925
Assumed	279,817	203,219	261,470	147,705
Ceded	(123,044)	(78,285)	(139,958)	(81,400)
Net premiums	$658,695	$627,086	$795,342	$548,230

The Group's provision for reinsurance recoverable as at 30 June 2005 and 2004 is as follows:

	2005	2004
Gross reinsurance recoverable	$356,375	$271,312
Provisions for uncollectible balances	(18,303)	(15,632)
Net reinsurance recoverable	$338,072	$255,680

The Group holds collateral against certain reinsurance recoverable positions, including deposit with reinsurer, totalling $27,978 (2004: $60,606).

6 Notes payable, debt and financing arrangements

In November 2004, the Group entered into a Letter of Credit/Revolving Loan Facility (the 'Club Facility'), consisting of three tranches. The following was outstanding under the Club Facility as at 30 June 2005 under each of the three tranches:

- Debt outstanding was $50 million, in the form of a 364-day, $50 million revolving facility with a one year term-out option. This facility was reduced from $100 million to $50 million in August 2004. It represents an unsecured loan to Catlin Group Limited; however, the facility is secured by cross guarantees of material subsidiaries. This debt bears interest at three-month Libor plus 75 basis points, reduced from 85 basis points in November 2004, and the Group is required to maintain free and unencumbered assets consisting of OECD Government Bonds, US Agencies and Corporate Bonds, discounted by 10%, sufficient to repay the loan at any time. The undrawn portion of the facility costs 35 basis points per annum. This loan, which is available under one, two or three month renewal periods, can be repaid at any time at the discretion of the Group in increments of $10 million. The Group has the option to convert all cash advances into a term loan with a final maturity date of no later than 18 November 2006.

- As security for its underwriting, a clean, irrevocable standby LOC of $223,750 (£125,000) is available for utilisation. As at 30 June 2005, CSL has deposited with Lloyd's an LOC amounting to $209,520 (£117,050). In the event of the Group's failing to meet its obligations under policies of insurance written on its behalf, Lloyd's may draw down this letter of credit. This LOC became effective on 18 November 2004 and has an initial expiry date of 17 November 2008. In addition, Catlin UK benefits from the issuance of a LOC amounting to $1,908 (£1,066). Collateral of $51,015 (£28,500) must be provided by 1 August 2005 and a further $34,010 (£19,000) by 31 July 2006.

- There are two Standby LOC facilities available for utilisation by Catlin Bermuda and Catlin UK, a two-year $50 million facility and a second one-year $50 million facility. At 30 June 2005, $30,059 in LOC's were outstanding, all of which are issued by Catlin Bermuda. Collateral of 110% of 50% of the face value of the utilised portion of the LOCs under both Standby facilities must be provided.

7 Taxation

Under current Bermuda law, the Company and its Bermuda subsidiary, Catlin Insurance Company Ltd. ("CICL"), are not required to pay any taxes in Bermuda on their income or capital gains. The Company and CICL have received an undertaking from the Minister of Finance in Bermuda that, in the event of any taxes being imposed, the Company and CICL will be exempt from taxation in Bermuda until March 2016.

The Group has two UK insurance platforms, Catlin UK and Catlin Syndicate, which operates at Lloyd's through Syndicate 2003; the income of both UK platforms is subject to UK corporation taxes. However, Catlin Syndicate, through Lloyd's Syndicate 2003, is also subject to US income tax to US connected income.

Under a closing agreement between Lloyd's and the US Internal Revenue Service (IRS), the amount of US tax due on US connected income is calculated by Lloyd's and remitted directly to the IRS. These amounts are then charged to the personal accounts of the Names and Corporate Members in proportion to their participation in the relevant Syndicates. The Group's Corporate Member is also subject to this arrangement, but, as a UK domiciled company, will receive UK corporation tax credits for any US income tax incurred up to the value of the equivalent UK corporate income tax charge on the US income.

The Group, through its US operations, is subject to income taxes imposed by US authorities and is required to file US tax returns. Certain international operations of the Group are also subject to income taxes imposed by the jurisdictions in which they operate.

The Group is not subject to taxation other than as stated above. There can be no assurance that there will not be changes in applicable laws, regulations or treaties, which might require the Group to change the way it operates or become

subject to taxation.

The income tax expense for the six months ended 30 June 2005 and 2004 is as follows:

	2005	2004
Current tax expense	$-	$-
Deferred tax expense	15,160	16,781
Expense for income taxes	$15,160	$16,781

8 Stockholders' equity

The following is a detail of the number and par value of common shares authorised, issued and outstanding as of 30 June 2005 and 2004:

	Authorised		Issued and Outstanding	
	Number of shares (000)	Par value ($000)	Number of shares (000)	Par value ($000)
Ordinary common shares, par value $0.01 per share				
As at 30 June 2005	250,000	$2,500	155,843	$1,558
As at 30 June 2004	250,000	$2,500	154,072	$1,541

The following table outlines the changes in common shares issued and outstanding during the first six months of 2005 and 2004:

	2005	2004
Balance, 1 January	154,097,989	75,109,082
Movements pre-IPO:		
Payment of payment-in-kind ('PIK') dividend	-	42,195,965
Redesignation of preference shares	-	497,000,000
Cancellation of options and replacement with ordinary common shares	-	154,576
Total ordinary common shares before the effect of both the 19-1 bonus issue and the subsequent 100-1 consolidation	-	614,459,623
Total ordinary common shares after effect of both the 19-1 bonus issue and the subsequent 100-1 consolidation	-	122,891,925
New ordinary common shares issued in the IPO	-	31,180,000
Ordinary common shares issued after the IPO (exercise of stock options and warrants)	1,745,081	-
Balance, 30 June	155,843,070	154,071,925

On 6 April 2004, the Group completed its IPO and was admitted to the official list of the London Stock Exchange plc. Immediately prior to admission, certain changes to the Company's capital structure took place. Accrued dividends on convertible preference shares were settled through the issuance of additional common shares and a small number of share options were cancelled and replaced with common shares. All convertible preference shares were then converted into common shares and were consolidated on a five-to-one basis, achieved through a 19-to-1 bonus issuance and a 100-to-1 share consolidation.

The Group raised $200,472 ($182,627 net of expenses) through the issuance of 31,180,000 new shares. In addition, as part of the IPO, existing shareholders sold a further 23,380,000 shares.

As a result, immediately following the capital changes and the IPO, the Company had 154,071,925 common shares issued and outstanding. To maintain economic equivalence, the warrants and stock options that were outstanding at the time of the IPO were also consolidated on a five-to-one basis and their exercise prices

increased by a factor of five.

On 31 May 2005, the Group paid a final dividend of $0.156 (£0.081) per share to shareholders of record at the close of business on 29 April 2005. The total dividend paid for the 2004 financial year was $0.235 (£0.124) per share.

9 Earnings per share

Basic earnings per share is calculated by dividing the net income attributable to common stockholders by the weighted average number of common shares in issue during the period.

Diluted earnings per share is calculated by dividing the net income attributable to all stockholders by the weighted average number of common shares in issue adjusted to assume conversion of all dilutive potential common shares. The Company has the following potentially dilutive instruments outstanding during the periods presented:

(i) Class A cumulative redeemable preference shares;
(ii) Class B-1 cumulative redeemable preference shares;
(iii) Class B-2 cumulative redeemable preference shares;
(iv) Employee stock option plan; and
(v) Warrants

There is no difference between net income attributable to ordinary stockholders and net income attributable to all stockholders for the six months ended 30 June 2005 and 2004.

Reconciliations of the number of shares as at 30 June 2005 and 2004 used in the calculations are set out below.

	2005 Number	2004 Number
Weighted average number of shares	154,116,555	80,676,699
Dilution effect of warrants	4,125,308	4,700,181
Dilution effect of stock options	3,900,578	1,473,913
Dilution effect of options and warrants exercised in the period	5,196,711	-
Dilution effect of convertible participating preference shares	-	58,346,667
Dilution effect of accrued dividends on convertible participating preference shares to be paid in common stock	-	3,122,019
Weighted average number of shares on a diluted basis	167,339,152	148,319,479

Diluted earnings per share in the Group's Interim Statement 2004 did not take into account the dilution effects of convertible participating preference shares and accrued dividends on convertible participating preference shares to be paid in common stock, both of which were converted to common stock at the time of the IPO. Diluted earnings per share for the half year ended 30 June 2004, restated for these dilution effects, is $0.65 (as previously reported: $1.10).

10 Employee stock compensation scheme

On 1 February 2005, the Board approved the form of a Performance Share Plan ('PSP'), and on 11 March 2005, the first awards were made to employees. A total of 2,056,977 options with a nil exercise price and 166,982 non-vested shares (total of 2,223,959 securities) were granted to Group employees. Half of the securities vest on 11 March 2008 and the other half vest on 11 March 2009, subject to certain performance conditions calibrated to stockholder returns.

These securities have been treated as non-vested shares and as such have been measured at their fair value as if they were vested and issued on the grant date. The resulting fair value amount will then be charged as compensation expense over the relevant vesting period.

In addition, at each dividend payment date, an amount equal to the dividend that

would be payable in respect of the shares to be issued under the PSP, is to be paid into an Employee Benefit Trust. This amount, totalling $347 in the first six months of 2005, is treated as a deferred compensation obligation and as such is taken directly to retained earnings and capitalised in stockholders' equity within additional paid-in capital.

The PSP is a new plan in addition to the employee stock option plan described in the Group's consolidated financial statements for the year ended 31 December 2004. These financial statements include the total cost of stock compensation for both plans, calculated using the fair value method of accounting for stock-based employee compensation. The total cost of the plans expensed in the six months ended 30 June 2005 was $2,096 (2004: $970).

11 Subsequent events

Hurricane Katrina
On 29 August 2005, Hurricane Katrina struck the southern US states, causing significant damage particularly in Louisiana, Mississippi and Alabama. There is material uncertainty as to the total insured loss and the resultant loss to the Group. The Group's provisional estimate of its total gross loss is approximately $275 million, or $125 million net of reinsurance and net reinstatement costs.

Collateral
On 1 August 2005, the Group provided collateral of $51,015 (£28,500) against its clean, irrevocable standby LOC of $223,750 (£125,000) as described in Note 6.

12 Reconciliation to IFRS

The Group's consolidated financial statements are prepared in accordance with US GAAP, which differs in certain respects from International Financial Reporting Standards ("IFRS").

The following statements summarise the material adjustments, gross of their tax effect, which reconcile the net income and stockholders' equity under US GAAP to the amounts which would have been reported had IFRS been applied.

The Group's peers have adopted IFRS as their primary reporting basis, beginning with Interim 2005 reporting. As a result, this is the first period that a reconciliation to IFRS has been included in the Group's consolidated financial statements; in previous periods, a reconciliation to UK GAAP was presented.

This reconciliation has been prepared in accordance with IFRS as at 31 December 2004, which are the standards expected to be in place as at 31 December 2005. This information may require adjustment before 31 December 2005. A large number of current Standards have recently been issued or revised and therefore are subject to interpretation issued by the International Financial Reporting Interpretations Committee. In addition, further standards may be issued by the International Accounting Standards Board that will be effective for periods beginning 1 January 2005. Finally, current IFRS is currently being applied for the first time and therefore interpretation and application continues to evolve.

Net Income		Six months ended June 30	
	Note	2005	2004
Net income under US GAAP		$111,175	$95,846
Adjustment for:			
Change to single functional currency	(a)	4,710	-
Exchange gains/(losses) on foreign currency bond portfolios	(b)	11,787	(1,554)
Fair value of employee stock compensation	(c)	(49)	(49)
Taxation	(d)	(5,042)	373
Net income under IFRS		$122,581	$94,616

Stockholders' equity		As at 30 June	
	Note	2005	2004
Stockholders' equity under US GAAP		$1,057,387	$913,251
Adjustment for:			

Change to single functional currency	(a)	(7,442)	-
Fair value of employee stock compensation	(c)	(241)	(120)
Stockholders' equity under IFRS		$1,049,704	$913,131

a) Under US GAAP, an entity is permitted to have more than one functional currency, if certain criteria are met. Catlin Syndicate meets these criteria and therefore operates with four functional currencies. Under IFRS, the revised IAS 21 became effective on 1 January 2005. Although multiple functional currencies were allowed under the former IAS 21, the revised standard prohibits multiple functional currencies within an entity. The new IAS 21 has been applied prospectively, and this reconciling item shows the net effect of moving Catlin Syndicate from four functional currencies to sterling as the sole functional currency.

b) Certain of the Group companies hold fixed income investments in foreign currencies, which are intended to mitigate exposures to foreign currency fluctuations in net liabilities. Under US GAAP, changes in the value of such investments due to foreign currency rate movements are reflected as a direct increase or decrease to stockholders' equity. Under IFRS, such changes are included in the statement of operations.

c) Under US GAAP, options issued under an employee stock compensation scheme when the Company is privately-held may be valued assuming no expected volatility (the minimum value method). Under IFRS, a volatility assumption must be made in valuing stock-based compensation issued after 7 November 2002, even if the Company is privately-held. This reconciling item represents the fair value of employee stock options issued after 7 November 2002, recalculated with an expected volatility assumption reflecting the historical volatility of the Group's listed peers.

d) All of the reconciling items are presented before tax. This line item represents the tax effect of all the reconciling items.

Independent Review Report to Catlin Group Limited

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 June 2005 which comprises the consolidated interim balance sheet as at 30 June 2005 and the related consolidated statements of operations, consolidated statements of changes in stockholders' equity and accumulated other comprehensive income, consolidated statements of cash flows and related notes. This financial information is prepared in conformity with accounting principles generally accepted in the United States of America. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority, which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose

of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2005 for them to be in conformity with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers
Chartered Accountants
Bermuda
9 September 2005

Notes:

(a) The maintenance and integrity of the Catlin Group Limited web site is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the web site.
(b) Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

END
IR BKLLBEKBLBBQ

82-34808

REG-Catlin Group Limited Interim Results - Part 1
Released: 12/09/2005

RNS Number:1163R
Catlin Group Limited
12 September 2005

CATLIN GROUP LIMITED ANNOUNCES
INTERIM RESULTS FOR PERIOD ENDED 30 JUNE 2005

HAMILTON, Bermuda - Catlin Group Limited ('CGL': London Stock Exchange), the international property and casualty insurer and reinsurer, announces record net income for the six months ended 30 June 2005.

Financial highlights:

- Net income increased to record US$111.2 million (30 June 2004: US$95.8 million)
- Annualised weighted return on average equity was 22.0 per cent (30 June 2004: 23.3 per cent)
- Book value per share grew by 7.8 per cent from US$6.30 at 31 December 2004 to US$6.79; in sterling terms this increase is 15.5 per cent from £3.28 to £3.79
- Gross premiums written decreased to US$781.7 million (30 June 2004: US$935.3 million) due to disciplined underwriting and timing of premiums written
- Net premiums earned increased to US$627.1 million (30 June 2004: US$548.2 million)
- Combined ratio was stable at 82.3 per cent (30 June 2004: 81.8 per cent) despite increasing competitive pressures and does not reflect any significant releases from prior year reserves
- Earnings per share of 72 US cents (30 June 2004: 62 US cents*)
- Interim dividend increased to 9.9 US cents (5.4 pence) per share (30 June 2004: 7.9 US cents; 4.3 pence)

	For the six months ended 30 June		
US$000 except where indicated	2005	2004	% change
Gross premiums written	781,739	935,300	-16.4%
Net premiums written	658,695	795,343	-17.2%
Net premiums earned	627,086	548,230	14.4%
Income before income tax expense	126,335	112,627	12.2%
Net income	111,175	95,846	16.0%
Earnings per share (US$)*	0.72	0.62	16.1%
Interim dividend per share (US cents)	9.9	7.9	25.3%
Book value per share (US$)	6.79	5.93	14.5%
Effective tax rate	12.0%	14.9%	--
Combined ratio	82.3%	81.8%	--
Annualised weighted return on average equity	22.0%	23.3%	--

* 30 June 2004 figure is pro forma based on 154.1 million shares in issue

Operational highlights:

- Hurricane Katrina provisional loss estimate of $275 million gross of reinsurance, $125 million net of reinsurance; comparable with 2004 hurricane losses; will be reflected in second half results
- Weighted average rate decrease of 2 per cent during period ended 30 June 2005 (30 June 2004: 2 per cent increase)
- Continued growth in Catlin Bermuda and Catlin UK business segments; 51 per cent of gross premiums written by these segments (30 June 2004: 27 per cent)
- Positive contribution to profits from all business segments

- Establishment of underwriting offices in Belgium, Canada and Guernsey
- Establishment of Catlin Insurance Company (UK) Ltd (Catlin UK) as a separate subsidiary, replacing previous UK branch office of Catlin Bermuda
- Agreement in principle reached to purchase US shell insurance company, allowing Catlin to develop a fourth underwriting platform writing admitted business in 27 states

Commenting on the Group's interim results, Chief Executive Stephen Catlin said:

"The first half of 2005 was a successful period for Catlin with both net income and book value per share increasing substantially. This performance demonstrates Catlin's determination to underwrite in a disciplined manner as market competition increases.

"Hurricane Katrina has caused widespread economic and human loss in the United States, and our thoughts are very much with the residents of New Orleans and surrounding areas at this difficult time. The staff of our New Orleans office, and their families, are safe and accounted for. We have, for the interim, relocated our New Orleans employees, and they are working from our Houston office. Our priority now is to ensure that our policyholders in the impacted areas receive first class claims handling services.

"Estimates of the impact of Hurricane Katrina on the Catlin Group are necessarily provisional and subject to significant uncertainty at this time. We estimate that losses arising from Hurricane Katrina will be of the order of US$275 million gross of reinsurance and US$125 million net, figures that are comparable with the losses sustained by the Group in respect of the 2004 hurricanes. We currently expect Hurricane Katrina to have a positive impact on rates in many classes of business.

"Notwithstanding the positive effect of any rate rises resulting from Hurricane Katrina, we expect gross premiums written for the full year 2005 to be lower than in 2004. However, the year on year decline at 30 June is exaggerated by the timing of the underwriting of some risks. If these timing effects are excluded, the decrease in gross premiums written for the period ended 30 June 2005 would have been approximately 10 per cent. We are managing our portfolio across all of our underwriting classes to ensure maximisation of margin and efficient use of capital in challenging market conditions. The development of the Group's business has been consistent with our underlying strategy.

"We are also pleased to announce an increase in the interim dividend to shareholders, which demonstrates management's confidence in the ongoing success of our business."

- ends -

For more information contact:

Media Relations:

James Burcke,	Tel:	+44 (0)20 7458 5710
Head of Communications, London	Mobile:	+44 (0)7958 767 738
	E-mail:	james.burcke@catlin.com
Liz Morley,	Tel:	+44 (0)20 7379 5151
The Maitland Consultancy	E-mail	emorley@maitland.co.uk
Investor Relations:		
William Spurgin,	Tel:	+44 (0)20 7458 5726
Head of Investor Relations, London	Mobile	+44 (0)7710 314 365
	E-mail:	william.spurgin@catlin.com

Notes:

1. The Catlin Group, headquartered in Bermuda, is an international specialist property/casualty insurer and reinsurer writing more than 30 classes of business worldwide. Catlin wrote gross premiums of US$1.43 billion and reported record net income of US$154.1 million in 2004. Catlin shares are traded on the London Stock Exchange (ticker symbol: 'CGL').

2. The Catlin Group currently operates three underwriting platforms:

- The Catlin Syndicate at Lloyd's of London (Syndicate 2003). The Catlin Syndicate is the eighth largest syndicate at Lloyd's based on 2005 premium capacity of £500 million. It is a recognised leader of numerous classes of specialty insurance and reinsurance. Over the past 20 years, the Catlin Syndicate and its predecessors have consistently outperformed the Lloyd's market as a whole.

- Catlin Bermuda (Catlin Insurance Company Ltd.). Catlin Bermuda underwrites property treaty and casualty treaty reinsurance and property and casualty insurance for US risks on a surplus lines basis.

- Catlin UK (Catlin Insurance Company (UK) Ltd.). Catlin UK specialises in writing commercial property, general liability, professional indemnity, directors' and officers' liability and commercial crime insurance for UK clients. It also writes other classes of business written by the Catlin Syndicate.

All three Catlin underwriting platforms have a financial strength rating of 'A' (Excellent) from A.M. Best Company.

The Catlin Group also operates subsidiaries located in Houston and New Orleans in the US, as well as in the UK, Guernsey, Canada, Germany, Belgium, Singapore, Malaysia and Australia. These subsidiaries, which underwrite on behalf of Catlin's underwriting platforms, allow Catlin to work more closely with local clients and their brokers.

3. Catlin management will make a presentation to investment analysts at 10.30am BST today at its London office. The presentation will be broadcast live on the Group's website (www.catlin.com). The webcast will also be available on the website following the presentation.

4. Catlin's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ('US GAAP'). The Group reports its results in US dollars.

5. Rates of exchange at 30 June 2005 - balance sheet: £1=US$1.79 (30 June 2004: US$1.81); income statement: £1=US$1.88 (30 June 2004: US$1.82).

6. Detailed information regarding Catlin's financial results for the six months ended 30 June 2005, including unaudited consolidated financial statements, is attached.

7. The Catlin Group's website can be found at www.catlin.com.

Financial Results

The Catlin Group is pleased to report record net income for the first half of 2005. This performance is a direct result of our unyielding commitment to disciplined underwriting, the successful initiatives that we have previously put in place and our flexible multi-platform underwriting structure. Earned premium growth is continuing, and this, together with ongoing excellent operating ratios, has contributed to the record profit performance.

The Group's net income before income taxes increased 12.2 per cent to US$126.3 million (30 June 2004: US$112.6 million), whilst net income rose by 16.0 per cent to US$111.2 million (30 June 2004: US$95.8 million). The Group's annualised return on average equity for the six months was 22.0 per cent (30 June 2004: 23.3 per cent), reflecting the increased levels of both net income and stockholders' equity. Book value per share increased by 7.8 per cent from US$6.30 at 31 December 2004 to US$6.79 at 30 June 2005. In sterling terms, this is a 15.5 per cent increase, from £3.28 to £3.79.

Net income is stated after allowing for the effect of the stronger dollar, which has resulted in foreign exchange losses of US$21.5 million (30 June 2004: US$3.2 million). Almost all of the foreign exchange effect relates to losses on the re-translation of intra-Group net assets held by Catlin Bermuda, which are denominated in sterling. These foreign exchange effects have no significant economic impact, and offsetting intra-Group entries are reflected in stockholders' equity. The impact of foreign exchange on the income statement is greater under US Generally Accepted Accounting Principles ('US GAAP') than under International Financial Reporting Standards ('IFRS'). If the Group reported

under IFRS, net income for the period would have been approximately 10 per cent greater.

The Group's net result from underwriting operations, as shown in the table below, rose by 14.4 per cent to US$109.4 million (30 June 2004: US$95.6 million). The combined ratio at 30 June 2005 was 82.3 per cent (30 June 2004: 81.8 per cent), reflecting the Group's highly selective underwriting and the generally low incidence of losses in the period.

Gross premiums written decreased by 16.4 per cent during the first six months of 2005 to US$781.7 million (30 June 2004: US$935.3 million). If timing differences are excluded, gross premiums written during the period would have decreased by approximately 10 per cent. Management does not currently expect the decrease in gross written premiums at 31 December 2005 to be as large in percentage terms as at 30 June 2005. The Group's approach to both new and renewal business has been highly selective, such that the decrease in weighted average premium rates during the period was 2 per cent. Gross premiums written were also impacted by exchange rate effects for non-dollar business.

Net premiums earned increased by 14.4 per cent to US$627.1 million (30 June 2004: US$548.2 million).

The Group maintained its conservative investment philosophy during the period, with assets of US$2.22 billion (30 June 2004: US$1.71 billion) invested primarily in fixed maturities and cash and cash equivalents. Net investment income and net realised gains on investments amounted to US$38.2 million (30 June 2004: US$20.1 million). The annualised total return on average investments was 3.1 per cent (30 June 2004: 1.7 per cent), reflecting the higher yields available in the most recent period.

With effect from 1 January 2005, the Group is no longer amortising purchased syndicate capacity; this intangible asset has a balance sheet value of US$51 million at 30 June 2005. Amortisation of this asset reported in the comparative period to 30 June 2004 was US$1.7 million after tax.

The Group's effective tax rate during the first half of 2005 was 12.0 per cent (30 June 2004: 14.9 per cent). Management believes that this is indicative of the likely tax rate for the full year.

Dividend

The Board has declared an interim dividend of 9.9 US cents (5.4 pence) per share (30 June 2004: 7.9 US cents (4.3 pence)), an increase of 25 per cent. This demonstrates management's confidence in the ongoing success of our business. The interim dividend will be paid on 14 November 2005 to shareholders of record at the close of business on 14 October 2005.

Segmental Information

Commencing with the 2005 interim report, the Group has amended its segmental reporting method to be aligned to the Group's multi-platform structure and in response to the current operational management and reporting framework. Whilst the Group previously reported its non-Lloyd's business through the Corporate Direct and Corporate Reinsurance segments, this business is now divided into two new segments - Catlin UK and Catlin Bermuda - to reflect the Group's underwriting platforms. Catlin UK primarily underwrites direct insurance business; most of its business had previously been accounted for in the Corporate Direct Segment. Catlin Bermuda primarily writes reinsurance business, including intra-Group reinsurance; most of its business had previously been accounted for in the Corporate Reinsurance Segment.

Comparative figures are presented on the new segmental reporting basis. The changes have no effect on the Catlin Syndicate Direct and Catlin Syndicate Reinsurance segments.

Six months ended 30 June 2005 (US$000)

	Catlin Syndicate Direct	Catlin Syndicate Reinsurance	Catlin Bermuda	Catlin UK	Intra Group	Total

Gross premiums written	379,035	187,848	290,455	115,237	(190,836)	781,739
Reinsurance premiums ceded	(185,015)	(88,319)	(6,580)	(33,966)	190,836	(123,044)
Net premiums written	194,020	99,529	283,875	81,271	-	658,695
Change in unearned premiums	88,116	(4,110)	(127,857)	12,242	-	(31,609)
Net premiums earned	282,136	95,419	156,018	93,513	-	627,086
Losses and loss expenses	(134,607)	(38,729)	(78,414)	(53,523)	-	(305,273)
Policy acquisition costs	(93,092)	(31,141)	(25,010)	(19,340)	9,035	(159,548)
Administrative expenses	(18,432)	(6,234)	(10,193)	(6,109)	-	(40,968)
Other expenses	(1,284)	(434)	(710)	(426)	(9,035)	(11,889)
Net underwriting result	34,721	18,881	41,691	14,115	-	109,408
Loss ratio	47.7%	40.6%	50.3%	57.2%		48.7%
Expense ratio	39.7%	39.4%	22.8%	27.4%		33.6%
Combined ratio	87.4%	80.0%	73.1%	84.6%		82.3%

Six months ended 30 June 2004 (US$000)

	Catlin Syndicate Direct	Catlin Syndicate Reinsurance	Catlin Bermuda	Catlin UK	Intra Group	Total
Gross premiums written	557,725	180,561	172,146	83,620	(58,752)	935,300
Reinsurance premiums ceded	(149,539)	(22,527)	(5,013)	(21,631)	58,752	(139,958)
Net premiums written	408,186	158,034	167,133	61,989	-	795,342
Change in unearned premiums	(84,228)	(71,494)	(42,786)	(48,604)		(247,112)
Net premiums earned	323,958	86,540	124,347	13,385	-	548,230
Losses and loss expenses	(166,503)	(29,448)	(60,635)	(9,518)	-	(266,104)
Policy acquisition costs	(105,452)	(21,012)	(17,953)	(5,874)	7,433	(142,858)
Administrative expenses	(16,728)	(4,469)	(6,421)	(691)	-	(28,309)
Other expenses	(4,662)	(1,245)	(1,789)	(193)	(7,433)	(15,322)
Net underwriting result	30,613	30,366	37,549	(2,891)	-	95,637
Loss ratio	51.4%	34.0%	48.8%	71.1%		48.5%
Expense ratio	38.4%	30.2%	20.3%	49.8%		33.3%
Combined ratio	89.8%	64.2%	69.1%	120.9%		81.8%

Overview of Results and Operations

All four business segments contributed to the Group's excellent performance, with an increasing portion of Catlin's business underwritten outside the Group's traditional Lloyd's base. During the six months ended 30 June 2005, Catlin Bermuda and Catlin UK accounted for 51 per cent of the Group's gross premiums written after intra-Group reinsurance (30 June 2004: 27 per cent). Business originated by the Catlin Syndicate amounted to 73 per cent of gross premiums written (30 June 2004: 79 per cent), while business written by the corporate platforms - Catlin Bermuda and Catlin UK - amounted to 27 per cent (30 June 2004: 21 per cent).

The decrease in gross premiums written on a Group-wide basis was the result of several factors. Premium rates for many classes of business decreased during the period, and in many cases we declined to underwrite business at a rate that we did not believe was wholly adequate for the risk. In several key areas of the Group's portfolio, sizeable reductions in exposure were implemented. During the six months ended 30 June 2005, weighted average premium rates across all classes of business underwritten by Catlin decreased by 2 per cent, compared with a 2 per cent increase during the comparable period of 2004. One of the Group's core principles is to maintain underwriting discipline at all times, and we are pleased with our performance in the first half of 2005. As a result of this discipline, rate adequacy across Catlin's book of business remained robust during the period.

A portion of the decrease in gross premiums written is attributable to timing differences and changes in our portfolio as capital is allocated to business classes which offer the best potential for return. Some business that was underwritten in the first half of 2004 is not expected to be renewed until the second half of 2005. As a result, we expect that the percentage decrease in gross premiums written for the full year 2005 will not be as great as for the six month period to 30 June. The strengthening of the US dollar against sterling during the period also contributed to the reduction in gross premiums written when sterling denominated premiums underwritten by the Catlin Syndicate and Catlin UK were converted to US dollars.

The decrease in gross written premiums was most pronounced in the Catlin Syndicate Direct segment, where volume fell by 32.0 per cent to US$379.0 million. Part of the decrease was due to increasingly competitive market conditions in certain classes of business, including large US property accounts and energy risks. In these cases, our underwriters chose not to write business for which premiums were not considered adequate. Also contributing to the decreased volume in this segment was the fact that business that had previously been underwritten by the Catlin Syndicate was underwritten by Catlin UK during the first six months of 2005.

In March 2005, the Group received approval from the UK Financial Services Authority to establish Catlin Insurance Company (UK) Ltd as a wholly owned subsidiary of Catlin Insurance Company Ltd. of Catlin Bermuda. Catlin UK was formerly organised as Catlin Bermuda's UK branch office. As a UK domiciled and FSA regulated company, Catlin UK is permitted to underwrite business from any member country of the European Economic Area ('EEA'). Business previously underwritten by the UK branch has been transferred to the new company through a court approved novation. Gross premiums written by Catlin UK, which began underwriting in January 2004, increased by 37.8 percent during the period. This disciplined growth reflects new casualty and professional indemnity business written for UK clients as well as the business formerly underwritten by the Catlin Syndicate that has been transferred to Catlin UK.

The Catlin Syndicate Reinsurance segment reported a 4.0 per cent increase in gross premiums written, largely driven by an increase in demand for marine excess of loss reinsurance following the hurricanes in the second half of 2004.

Gross premiums written by Catlin Bermuda increased by 68.7 per cent, largely reflecting the increase in the amount of intra-Group reinsurance ceded by other segments to Catlin Bermuda. Before the effects of intra-Group reinsurance, Catlin Bermuda's gross premiums written decreased by about 12 per cent, arising from the withdrawal from the medical expenses class of business. Volume in Catlin Bermuda's two largest classes of business, property catastrophe reinsurance and casualty treaty reinsurance, both increased.

Loss experience throughout the Group was favourable during the period, as

reflected by the loss ratio of 48.7 per cent (30 June 2004: 48.5 per cent) during a period in which weighted average premium rates decreased.

The loss, expense and combined ratios for each segment in the table above are reported after allowing for the effect of intra-Group reinsurance and therefore do not reflect the ratios pertaining to the business as underwritten in the segments prior to intra-Group transactions. The gross premiums written and the loss, expense and combined ratios for the segments, excluding the effect of intra-Group reinsurance, are as follows:

Six months ended 30 June 2005 (US$000)

	Catlin Syndicate Direct	Catlin Syndicate Reinsurance	Catlin Bermuda	Catlin UK	Total
Gross premiums written	379,035	187,848	99,619	115,237	781,739
Loss ratio	52.8%	41.8%	28.6%	58.5%	48.7%
Expense ratio	35.9%	32.6%	30.9%	29.9%	33.6%
Combined ratio	88.7%	74.4%	59.5%	87.4%	82.3%

Six months ended 30 June 2004 (US$000)

	Catlin Syndicate Direct	Catlin Syndicate Reinsurance	Catlin Bermuda	Catlin UK	Total
Gross premiums written	557,725	180,561	113,394	83,620	935,300
Loss ratio	52.6%	34.9%	37.2%	71.1%	48.5%
Expense ratio	34.4%	27.7%	31.3%	51.1%	33.3%
Combined ratio	87.0%	62.6%	68.5%	122.2%	81.8%

The Group's operating infrastructure - which includes three underwriting platforms (the Catlin Syndicate, Catlin Bermuda and Catlin UK) supported by a network of international offices - continues to perform well, giving the Group advantages not shared by its competitors. Our operating structure is extremely flexible, allowing us to expand quickly in areas where we see profitable opportunities.

The Group has reached an agreement in principle to acquire a shell insurance company, which is an admitted insurer in 27 US states. Upon completion and regulatory approval, the company will be renamed Catlin Insurance Company Inc ('Catlin US') and will become the Group's fourth underwriting platform. Catlin US will write speciality classes of property/casualty insurance for US commercial clients that require coverage written by an admitted insurer.

The admitted specialty classes of business to be written by Catlin US will represent a new source of business for the Group, although the business to be underwritten will be consistent with Catlin's existing book of US surplus lines business underwritten by the Catlin Syndicate and Catlin Bermuda. We believe that the creation of Catlin US will enhance the Group's current relationships in the United States. The Group is currently recruiting staff for Catlin US, and it is envisioned that the company could begin underwriting with effect from 1 January 2006, subject to regulatory approvals. The establishment of Catlin US will therefore have little impact on the Group's 2005 results.

Catlin also continued to strengthen its network of international offices during 2005 with the establishment of three new offices. Catlin Belgium in Antwerp specialises in underwriting cargo and other specialist classes of insurance. Catlin Canada in Toronto underwrites property and casualty, construction, engineering, marine and aviation coverage for Canadian policyholders. Catlin Guernsey underwrites general aviation business. All three offices are expected to write modest amounts of quality business on behalf of the Catlin Syndicate during the second half of 2005, with volumes increasing in subsequent years. The new offices build upon the existing Catlin network of international offices in the United States (Houston and New Orleans), Germany (Cologne), Singapore, Malaysia (Kuala Lumpur) and Australia (Sydney). These offices allow the Group to work more closely with retail brokers and their clients, which is a stated goal of the Group.

IFRS

The Group continues to prepare its accounts in accordance with US GAAP. In order to facilitate comparison with UK-based companies which now prepare their accounts in accordance with IFRS, the Group has included a reconciliation of net income and stockholders' equity from US GAAP to IFRS in the notes to the consolidated financial statements. This reconciliation replaces the US GAAP to UK GAAP reconciliation which the Group has presented in prior reporting periods. If the Group prepared its accounts in accordance with IFRS, net income at 30 June 2005 would have been increased by approximately $11 million, or 10 per cent, and the corresponding annualised return on average equity would have been 24.3 per cent.

Outlook

In a risk business circumstances can change very quickly as vividly shown by Hurricane Katrina, which may be the largest insured loss in history. At this stage it is difficult to anticipate either the outcome of the loss or the reaction to the loss by the market. However, we would expect a firming in rates in many classes of business. Other than Hurricane Katrina, 2005 to date has been a relatively benign loss year. It remains to be seen whether or not we experience further hurricane activity or other major loss activity in our portfolio. Our current expectation is for the underlying portfolio to remain very profitable.

We believe that Catlin is well positioned to continue to deliver superior returns to shareholders. Rates across our book of business are strong, and we believe they will remain strong for the foreseeable future. The underwriting discipline which Catlin displayed during the first six months of 2005 underscores our commitment to underwriting profitability over the long term. We believe this discipline, combined with the additions to our operating structure made so far this year, will result in profitable underwriting opportunities in the years to come.

Stephen Catlin
Chief Executive
9 September 2005

Catlin Group Limited
Consolidated Balance Sheets
As at 30 June 2005 and 2004 and 31 December 2004
(US dollars in thousands, except share amounts)

	30 June 2005 (unaudited)	30 June 2004 (unaudited)	31 December 2004 (audited)
Assets			
Investments			
Fixed maturities, available-for-sale (amortised cost: 2005: $1,525,917; June 2004: $1,080,859; Dec 2004: $1,441,014)	$1,531,650	$1,079,129	$1,452,198
Short-term investments	60,596	52,701	173,037
Cash and cash equivalents	624,243	579,261	354,608
Investment in associate	2,520	2,361	2,869
Total investments	2,219,009	1,713,452	1,982,712
Accrued investment income	13,989	10,408	15,925
Premiums and other receivables	628,255	720,518	629,544
Reinsurance recoverable (net of allowance of 2005: $18,303; June 2004: $15,632; Dec 2004: $18,864)	338,072	255,680	390,945
Deposit with reinsurer	21,823	60,606	57,830
Reinsurers' share of unearned premiums	88,890	96,252	51,748
Deferred acquisition costs	143,025	185,618	142,511
Intangible assets and goodwill (accumulated amortisation 2005:			

$27,210; June 2004: $25,266; Dec 2004: $29,163)	66,032	69,374	71,238
Other assets	48,853	81,400	30,673
Total assets	$3,567,948	$3,193,308	$3,373,126
Liabilities and stockholders' equity			
Liabilities:			
Unpaid losses and loss expenses	$1,482,400	$1,085,491	$1,472,819
Unearned premiums	776,393	914,015	722,891
Deferred gain	8,124	19,418	19,548
Reinsurance payable	109,851	113,148	59,137
Notes payable	50,250	50,359	50,187
Accounts payable and other liabilities	61,297	90,919	70,138
Deferred taxes	22,246	6,707	7,219
Total liabilities	$2,510,561	$2,280,057	$2,401,939

The accompanying notes are an integral part of the consolidated financial statements.

	30 June 2005 (unaudited)	30 June 2004 (unaudited)	31 December 2004 (audited)
Stockholders' equity:			
Ordinary common shares, par value $0.01 Authorised 250,000,000; issued and outstanding 2005: 155,843,070; June 2004: 154,071,925; Dec 2004: 154,097,989)	$1,558	$1,541	$1,541
Additional paid-in capital	719,075	715,167	716,649
Accumulated other comprehensive income/(loss)	565	(6,012)	4,156
Retained earnings	336,189	202,555	248,841
Total stockholders' equity	1,057,387	913,251	971,187
Total liabilities and stockholders' equity	$3,567,948	$3,193,308	$3,373,126

Approved by the Board of Directors on 9 September 2005

The accompanying notes are an integral part of the consolidated financial statements.

Catlin Group Limited
Consolidated Statements of Operations (unaudited)
For the Six Months Ended 30 June 2005 and 2004
(US dollars in thousands, except share amounts)

	2005	2004
Revenues		
Gross premiums written	$781,739	$935,300
Reinsurance premiums ceded	(123,044)	(139,958)
Net premiums written	658,695	795,342
Change in unearned premiums	(31,609)	(247,112)
Net premiums earned	627,086	548,230
Net investment income	36,849	18,867
Net realised gains on investments	1,339	1,223
Net realised (losses) on foreign currency exchange	(21,545)	(3,160)
Other income	284	60

Total revenues	644,013	565,220
Expenses		
Losses and loss expenses	305,273	266,104
Policy acquisition costs	159,548	142,858
Administrative expenses	40,968	28,309
Other expenses	11,889	15,322
Total expenses	517,678	452,593
Income before income tax expense	126,335	112,627
Income tax expense	(15,160)	(16,781)
Net income	$111,175	$95,846
Earnings per common share		
Basic	$0.72	$1.19
Diluted	$0.66	$0.65

The accompanying notes are an integral part of the consolidated financial statements.

Catlin Group Limited
Consolidated Statements of Changes in Stockholders' Equity
and Accumulated Other Comprehensive Income (unaudited)
For the Six Months Ended 30 June 2005 and 2004
(US dollars in thousands, except share amounts)

	Common stock	Preference shares	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Total stockholders' equity
Balance 1 January 2004	$8	$50	$533,276	$106,709	$(1,406)	$638,637
Comprehensive income:						
Net income	-	-	-	95,846	-	95,846
Other comprehensive loss	-	-	-	-	(4,606)	(4,606)
Total comprehensive income	-	-	-	95,846	(4,606)	91,240

More to follow, for following part double-click [nRN1L1163R]

REG-Catlin Group Limited Dividend Declaration
Released: 12/09/2005

RNS Number:1164R
Catlin Group Limited
12 September 2005

INTERIM DIVIDEND DETAILS

HAMILTON, Bermuda - The Board of Directors of Catlin Group Limited has declared an interim dividend of 9.9 US cents (5.4 pence) per share in respect of the year ended 31 December 2005, which will be paid on 14 November 2005 to shareholders of record at the close of business on 14 October 2005.

The interim dividend is payable in sterling (based on the exchange rate of £1 = US$1.84 prevailing on 9 September 2005) except for shareholders who have elected as at 9 September 2005 to receive their dividends in US dollars.

Shareholders who have not previously elected to receive dividends in US dollars but who wish to do so in the future should contact the Company's registrar, Capita IRG (telephone: 0870 162 3100 in the UK; +44 (0)20 8639 2157 elsewhere).

- ends -

For more information contact:

William Spurgin, Head of Investor Relations Tel: +44 (0)20 7458 5726

END
DIVLLMMTMMJMTBA

REG-Catlin Group Limited Holding(s) in Company
Released: 14/09/2005

RNS Number:2644R
Catlin Group Limited
14 September 2005

Catlin Group Limited

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company:

Catlin Group Limited

2. Name of shareholder having a major interest:

FMR Corp, Fidelity International Limited, Edward C Johnson 3d

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FMR Corp and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries both being non-beneficial holders

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

1,058,956	FPM	NORTHERN TRUST LONDON
1,040,519	FPM	STATE STR BANK AND TR CO LNDON (S)
876,841	FPM	JP MORGAN, BOURNEMOUTH
339,112	FPM	HSBC BANK PLC
224,500	FPM	BANK OF NEW YORK BRUSSELS
132,000	FPM	MELLON BANK
67,000	FPM	BANKERS TRUST LONDON
40,511	FPM	BNP PARIBAS FRANKFURT
33,000	FPM	MIDLAND SECURITIES SERVICES
10,000	FPM	CLYDESDALE BANK PLC
25,946	FMRCO	STATE STREET BANK AND TR CO
4,000	FMRCO	JP MORGAN CHASE BANK
4,276,072	FISL	JP MORGAN, BOURNEMOUTH
438,464	FIL	BROWN BROS HARRIMN LTD LUX
280,200	FIL	JP MORGAN, BOURNEMOUTH
89,500	FIL	HSBC BANK PLC
41,500	FIL	BNP PARIBAS, PARIS (C)
34,000	FIL	BANK OF NEW YORK BRUSSELS
32,000	FIL	NORTHERN TRUST LONDON
15,500	FIJ	BROWN BROTHERS HARRIMAN AND CO
586,834	FII	BANK OF NEW YORK EUROPE LDN
117,200	FII	JP MORGAN, BOURNEMOUTH
9,763,655		Grand Total Common Shares

5. Number of shares / amount of stock acquired:

N/A
6. Percentage of issued class :

N/A

7. Number of shares / amount of stock disposed:

N/A

8. Percentage of issued class:

N/A

9. Class of security:

Common shares

10. Date of transaction:

N/A

11. Date company informed:

13 September 2005

12. Total holding following this notification:

9,763,655

13. Total percentage holding of issued class following this notification:

6.27%

14. Any additional information:

15. Name of contact and telephone number for queries:

William Spurgin, 020 7458 5726

16. Name and signature of authorised company official responsible for making this notification:

William Spurgin, Head of Investor Relations

Date of notification

14 September 2005

END
HOLUSOORVWRKAAR